Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Nine Months Ended September 30,
	2017		2016
Earnings available to cover fixed charges:
Income before income taxes	$210		$322
Plus: Fixed charges	460		476
Earnings available to cover fixed charges	$670		$798

Fixed charges (a):
Interest, including amortization of deferred financing costs	$369		$388
Interest portion of rental payment	91		88
Total fixed charges	$460		$476

Ratio of earnings to fixed charges	1.46	x	1.68	x
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Nine Months Ended September 30,
	2017	2016
Related to debt under vehicle programs	$221	$229
All other	148	159
	$369	$388